MAIL STOP 3561

March 1, 2007

Mr. David Kittrell
President
Xpention Genetics, Inc.
10965 Elizabeth Drive
Conifer, CO 80433

      Re: **Xpention Genetics, Inc.**
              Form 10-KSB/A for the Fiscal Year Ended May 31, 2005
              File No. 000-51210

Dear Mr. Kittrell:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

              Sincerely,

              Tia Jenkins
              Senior Assistant Chief Accountant
              Office of Emerging Growth Companies